Exhibit 99.1

catalyst paper corporation

FIRST QUARTER INTERIM REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2015

PRESIDENT’S MESSAGE

With a continued strong focus on operational excellence, we delivered improved results in the first quarter of 2015 compared to the fourth quarter of 2014.

Adjusted earnings before tax, depreciation and amortization (EBITDA) were $14.0 million compared to $6.8 million in Q4 2014. Excluding specific items, our net loss was $12.6 million compared to a net loss of $10.4 million in the fourth quarter of 2014. In the first quarter, we incurred $1.4 million on transaction costs to complete the acquisition of the U.S. mills and $5.5 million on integration of the mills. Free cash flow was negative $8.1 million, compared to negative $12.2 million in the previous quarter. We ended Q1 with total liquidity of $101.6 million.

Improved operating results were driven by Catalyst’s Canadian operations, which delivered performance improvements, including higher paper productivity and strong cost control related to maintenance and labour spending. Results were buoyed by the declining Canadian dollar, but challenged by lower paper transaction prices.

For the U.S. operations, investments were targeted at accelerating the integration process, and establishing the structures and systems to support the company’s expanded North American business. Results in the quarter were negatively impacted by exceptionally cold weather.

OPERATIONAL EXCELLENCE

Our Canadian operations had a strong first quarter. Paper productivity increased by 2.8% compared to Q1 2014, after adjusting for the indefinite curtailment of the No. 9 paper machine at Powell River. Performance improvements were led by the Powell River division, which reported a step change in safety performance, machine productivity and cost control, as the mill implemented a comprehensive revitalization initiative to support its long-term sustainability.

Our Canadian operations also maintained a diligent focus on improving energy efficiency to mitigate the ongoing challenge of increasing hydro-electricity rates in British Columbia. The Canadian mills’ energy management program yielded a net benefit of $3.6 million in the first quarter. Progress also continued on the construction of a steam turbine generation project at the Powell River mill. We expect this project to start-up in November 2015 and deliver approximately $5 million in annual energy savings.

U.S. INTEGRATION

We made excellent progress integrating our newly-acquired U.S. operations. We successfully transitioned 1,200 employees and introduced our Operating Philosophy to align our expanded workforce to company priorities. This included introducing our Opportunities for Improvement Program, which encourages employees to identify cost savings or revenue generating opportunities that drive business results. With the acquisition of these mills, we have acquired strong specialty paper brands to help us grow our customer base and extend our North American market share.

We established an office in Ohio to support our regional sales, marketing and order fulfillment efforts, and to strengthen our commitment to service excellence. Our customers have responded positively to the transaction and the seamless service transition.

MARKET CONDITIONS

Market conditions remained challenging as North American demand for our paper grades decreased from the previous quarter, leading to increased inventory levels compared to Q4 2014. The decline in demand was most significant for directory and newsprint, products which continue to be displaced by digital alternatives. Capacity closures, however, led to strengthening operating rates and improved pricing in the first quarter for coated groundwood paper. While NBSK shipments and benchmark prices for China, our main NBSK export market, declined in the first quarter, the weakening Canadian dollar more than offset any price decline in the quarter.

CATALYST PAPER 2015 FIRST QUARTER REPORT │ PRESIDENT’S MESSAGE	1

OUTLOOK

Second quarter earnings are expected to be negatively impacted by higher power costs for our Canadian operations due to an announced hydro-electricity rate increase, maintenance spending related to a major maintenance shut at our Rumford mill in May, integration costs related to our U.S. paper mills and market curtailments.

The curtailments at the Port Alberni and Powell River mills will remove production of more than 18,000 tonnes, while the curtailment at the Rumford mill will remove production of 25,000 tonnes. These curtailments are scheduled to be concurrent with planned maintenance outages to minimize the impact on costs and operations.

We expect that the investments made in the first half of the year in our U.S. operations will benefit our results in the second half, as we improve margins from efforts to drive down operating costs, harmonize brands, improve product mix, and leverage synergies related to distribution and logistics.

The progress we achieved in the first quarter would not have been possible without the contribution of all of our employees. I am thankful for their dedication as they continued to demonstrate a firm resolve to deliver improved results as reflected in our encouraging start to 2015.

Joe Nemeth
President and Chief Executive Officer

May 12, 2015

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MANAGEMENT’S DISCUSSION AND ANALYSIS		4

1.	OVERVIEW AND HIGHLIGHTS	6

2.	SEGMENTED RESULTS	14

3.	LIQUIDITY AND CAPITAL RESOURCES	22

4.	CONTINGENCIES	24

5.	SUMMARY OF QUARTERLY RESULTS	25

6.	NON-GAAP MEASURES	25

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	28

8.	CHANGES IN ACCOUNTING POLICIES	30

9.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS	30

10.	RISKS AND UNCERTAINTIES	30

11.	SENSITIVITY ANALYSIS	31

12.	OUTLOOK	31

13.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING	34

CONSOLIDATED FINANCIAL STATEMENTS		34

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (MD&A) of Catalyst Paper Corporation (the company, we, us, and our) should be read in conjunction with our interim consolidated financial statements for the three month periods ended March 31, 2015 and March 31, 2014 and our audited annual consolidated financial statements for the year ended December 31, 2014 and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.). Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, adjusted EBITDA, adjusted EBITDA before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, free cash flow and cash flows provided (used) by operations before changes in non-working capital. We believe that these non-GAAP measures are useful in evaluating our performance. These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 6, Non-GAAP measures.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonne. Use of these symbols is in accordance with industry practice.

The information in this report is as of May 12, 2015 which is the date of filing in conjunction with our press release announcing our results for the first quarter of 2015. Disclosure contained in this document is current to May 12, 2015 unless otherwise stated.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 (forward-looking statements), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

•	Are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;

•	Can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases;

•	Reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:

–	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

–	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

–	Our ability to successfully obtain cost savings from our cost reduction initiatives;

–	Our ability to implement business strategies and pursue opportunities;

–	Expected cost of goods sold;

–	Expected component supply costs and constraints;

–	Expected foreign exchange and tax rates.

•	While considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in the MD&A. Certain of these risks are:

–	The impact of general economic conditions in the countries in which we do business;

–	Conditions in the capital markets and our ability to obtain financing and refinance existing debt;

–	Market conditions and demand for our products (including declines in advertising and circulation);

–	The implementation of trade restrictions in jurisdictions where our products are marketed;

–	Fluctuations in foreign exchange or interest rates;

–	Raw material prices (including wood fibre, chemicals and energy);

–	The effect of, or change in, environmental and other governmental regulations;

–	Uncertainty relating to labour relations;

–	The availability of qualified personnel;

–	Legal proceedings;

–	The effects of competition from domestic and foreign producers;

–	The risk of natural disaster and other factors many of which are beyond our control.

As a result, no assurance can be given that any of the events or results anticipated by such forward-looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition. Readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	5

1.	OVERVIEW AND HIGHLIGHTS

BUSINESS OVERVIEW

We are the largest producer of mechanical printing papers in western North America and on January 7, 2015, we acquired a paper mill in Biron, Wisconsin, and a paper and pulp mill in Rumford, Maine, which resulted in a significant increase in production capacity of coated paper. Our business is comprised of four business segments: coated paper, uncoated paper, newsprint, and pulp (see Section 2: Segmented results). Coated paper includes coated free sheet, coated groundwood, and one-sided specialty coated. Uncoated paper includes uncoated mechanical and directory paper. We are the only producer of coated groundwood paper and soft calender (SC) paper in western North America. We operate three paper mills in British Columbia (B.C.) in Crofton, Port Alberni, and Powell River and two paper mills in the U.S. in Rumford, Maine and Biron, Wisconsin.

Our Crofton and Rumford mills each include two-line kraft pulp operations. Our Crofton mill produces kraft pulp primarily to market and sell into the Asian market, while our Rumford mill produces kraft pulp primarily as furnish used to manufacture the mill’s coated paper products.

More information about our business segments, product profile and our geographic sales distribution is provided on pages 7 to 8 of our 2014 Annual Report. Our production capacity by mill and product line is summarized in the following chart:

2015 Capacity by Mill Location and Product Line[1]

		Specialty Printing Papers [1]					Newsprint [1]	Market Pulp	Total
Mill Location	Number Of Paper Machines	Uncoated Mechanical	Coated Specialties	Coated Freesheet	Coated Groundwood	Directory	Newsprint	Pulp
Crofton, B.C. [4]	2	–			–	–	350,000	365,000 [2]	715,000
Port Alberni, B.C.	2	–			224,000	116,000	–	–	340,000
Powell River, B.C. [5]	2	348,000			–	–	–	–	348,000
Rumford, ME [6]	3		23,000	119,000	327,000			60,000 [3]	529,000
Biron, WI [6]	2				318,000				318,000
Total capacity (tonnes)	11	348,000	23,000	119,000	869,000	116,000	350,000	425,000	2,250,000
% of total capacity		15%	1%	5%	39%	5%	16%	19%	100%
1	Capacities expressed in the above tables can vary as we are able to switch production between products, particularly coated groundwood, coated freesheet, coated specialties and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 395,000 tonnes, of which 365,000 tonnes are designated as market pulp with the remaining 30,000 tonnes being consumed internally.
3	Total pulp capacity at Rumford is 380,000 tonnes, of which 60,000 tonnes are designated as market pulp with the remaining 320,000 tonnes being consumed internally.
4	No. 1 paper machine at Crofton remains indefinitely curtailed.
5	No. 9 paper machine at Powell River was indefinitely curtailed on December 15, 2014.

6. Estimated production capacity for 2015 includes the capacity of the paper and pulp mill in Rumford, Maine and the paper mill in Biron, Wisconsin that were acquired on January 7, 2015. Capacity of the U.S. paper mills is based on 365 days of production.

FIRST QUARTER OVERVIEW

Business Overview

We were encouraged by our improved operating results quarter-over-quarter, reflecting the positive impact of a weaker Canadian dollar, better production at our Canadian paper mills and the positive impact of the lower oil price on latex prices and freight cost. This was partly offset by lower pulp transaction prices, higher maintenance spending, costs related to the acquisition and integration of the U.S mills, and the impact of exceptionally cold weather on our U.S. operations.

The results of our Canadian operations benefited from strong productivity and cost control over maintenance and labour spending. Increased maintenance spending reflects the timing of major maintenance work with a maintenance outage on the Crofton mill’s recovery boiler and major maintenance work at the Biron mill in Q1. Record cold temperatures drove the cost of energy, distribution and certain raw materials higher for our U.S. operations in general and the Rumford mill in particular. A power load curtailment pilot program that was completed in the quarter added a net value of $3.6 million to our results.

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We added production of 193 thousand tonnes of coated paper and 16 thousand tonnes of market pulp in the quarter due to the acquisition of the Biron and Rumford mills on January 7, 2015. We incurred $1.4 million on transaction costs to complete the acquisition and $5.5 million on integration of the mills in the quarter.

Financial Performance

We recorded net earnings of $22.2 million and a net loss before specific items of $12.6 million in Q1. This compared to a net loss of $39.7 million and a net loss before specific items of $10.4 million, respectively, in Q4. Significant specific items in Q1 included a bargain purchase gain related to the acquisition of the U.S. paper mills, acquisition costs related to the U.S. paper mills, restructuring costs, benefits from a power load curtailment program, a foreign exchange loss on the translation of U.S. dollar denominated debt and an income tax recovery related to the reduction of a valuation allowance for deferred tax assets. Significant specific items in the prior quarter included an impairment charge on fixed assets, acquisition costs related to the U.S. paper mills, restructuring costs, and a foreign exchange loss on the translation of U.S. dollar denominated debt.

Adjusted EBITDA was $14.0 million and adjusted EBITDA before restructuring costs was $14.6 million in Q1 compared to adjusted EBITDA of $6.8 million and adjusted EBITDA before restructuring costs of $7.3 million in Q4. Refer to section 6, Non-GAAP measures, for additional information on specific items in the reported financial results.

SELECTED FINANCIAL INFORMATION

(In millions of Canadian dollars, except	2015	2014
where otherwise stated)	Q1	Total	Q4	Q3	Q2	Q1
Sales	$479.3	$1,109.3	$279.9	$272.0	$283.5	$273.9
Operating earnings (loss)	(0.3)	(13.5)	(21.2)	(3.2)	(3.9)	14.8
Depreciation and amortization	14.3	44.6	11.5	11.2	11.0	10.9
Adjusted EBITDA [1]	14.0	47.6	6.8	8.0	7.1	25.7
– before restructuring costs [1]	14.6	48.1	7.3	8.0	7.1	25.7
Net earnings (loss)	22.2	(72.3)	(39.7)	(22.5)	(6.3)	(3.8)
– before specific items [1]	(12.6)	(28.3)	(10.4)	(10.8)	(13.6)	6.5
Adjusted EBITDA margin [1]	2.9%	4.3%	2.4%	2.9%	2.5%	9.4%
– before restructuring costs [1]	3.0%	4.3%	2.6%	2.9%	2.5%	9.4%
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars)
– basic and diluted	$1.53	$(4.99)	$(2.75)	$(1.55)	$(0.43)	$(0.26)
– before specific items [1]	(0.87)	(1.95)	(0.72)	(0.74)	(0.94)	0.45

(In thousands of tonnes)
Sales	510.5	1,389.3	348.9	348.2	356.5	335.7
Production	574.4	1,403.5	345.3	355.7	349.7	352.8

1	Refer to section 6, Non-GAAP measures.
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Market Overview

* Uncoated mechanical is comprised of high-gloss and standard grades.

Overall, market conditions remained challenging in the first quarter of 2015. North American demand for our paper grades decreased from the first quarter of 2014 and inventory levels rose from Q4 levels. The decline in demand was most severe for directory at 24.0% and newsprint at 12.1%, while uncoated mechanical declined 6.8% and coated freesheet and coated groundwood declined by 4.6% and 3.1% respectively. Recent capacity closures strengthened operating rates of coated groundwood to 99% in the quarter vs 88% in Q1 2014. Benchmark prices for coated no. 3 paper increased by 2.7% and coated no. 5 paper by 2.8% compared to Q4 2014. For uncoated paper, benchmark prices for uncoated mechanical increased by 1.9%. Newsprint prices were 5.0% lower due to the significant decline in demand.

NBSK pulp shipments declined 2.4% compared to the first quarter of 2014. Pulp benchmark prices for China decreased in the first quarter of 2015 by 7.3% quarter over quarter.

Harmonization of Coated Paper Brands

On May 4, 2015, our coated product offering transitioned to consist of the Orion, Vision, Escanaba, Dependoweb, Capri and Consoweb brands. These brands will now begin to be produced at Port Alberni, and will continue to be produced at Biron and Rumford. In this product category, Catalyst will no longer offer the Ascent, Pacificote, Electracote Brite and Electracote brands.

Extensive market analysis revealed that these legacy NewPage brands benefit from deep market share and a long history of customer acceptance. We believe that these brands will give us a competitive advantage in the marketplace. We are communicating this change with all customers to further clarify what our range of coated paper brands are going forward.

Purchase of Mills in Maine and Wisconsin

On January 7, 2015, we completed the acquisition of the Biron paper mill located in Wisconsin, U.S. and the Rumford paper and pulp mill located in Maine, U.S. from NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company. The cash payment made on closing was US$62.4 million, after giving effect to an adjustment under the purchase agreement based on estimated working capital at closing. The final purchase price is subject to certain additional post-closing adjustments.

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The acquisition was financed through advances under our ABL Credit Facility. The company entered into an amendment to its ABL Credit Facility to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also issued PIK Toggle Senior Secured Notes due 2017 (Offered Notes) with a principal amount of US$25.0 million. The Offered Notes are on substantially the same terms and form part of the same series as Catalyst’s existing PIK Toggle Senior Secured Notes due 2017 (2017 Notes). The Offered Notes were issued at a 20% discount to face value with Catalyst receiving gross proceeds under the Offering of US$20.0 million. Acquisition costs of $4.5 million were incurred of which $1.4 million was incurred in Q1 2015.

The Biron paper mill produced 71 thousand tonnes of lightweight coated and ultra-lightweight coated paper from the acquisition date of January 7 to March 31, 2015. The Rumford paper and pulp mill produced 122 thousand tonnes of coated specialty, coated freesheet and coated groundwood paper, and 16 thousand tonnes of market pulp from the acquisition date of January 7 to March 31, 2015.

Unsuccessful Sales Tax Ruling

On February 4, 2015, the BC Court of Appeal overturned the January 28, 2014 Supreme Court of British Columbia ruling in favour of Catalyst Paper in our action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from Powell River Energy Inc. in 2001 through 2010. We are evaluating next steps including the possible submission of a motion for leave to appeal the decision to the Supreme Court of Canada.

STRATEGY UPDATE

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base. Additional information related to our corporate strategy, including key performance drivers and indicators, can be found on pages 15 to 20 of our 2014 Annual Report.

2015 Key Objectives

The following is an update on our first quarter progress towards our 2015 key objectives:

Social:

•	Safety: reduce medical incident rate and lost-time injury frequency by 20% compared to the prior year
–	LTI frequency, updated to include our U.S. paper mills, was 0.88 in the quarter, an improvement of 22% compared to the prior year average of 1.13.

–	MIR of 2.21 improved 12% compared to the prior year average of 2.51.

•	Improve employee alignment and performance through effective performance review and compensation practices, and by delivering new recruitment, on-boarding, training and development programs

–	Distributed $2.4 million in short-term incentive pay (STIP) to salaried and hourly employees based on benefits realized in 2014 from the company's Opportunities for Improvement (OFI) program, marking the first payment of STIP to staff in four years and the first ever OFI incentive payment to hourly employees.

–	Designed and implemented a new performance management rating scale for salaried employees to better align compensation with the achievement of business goals and performance objectives, all as a precursor to formal performance management system to be implemented later in the fiscal year.

–	Negotiated a 4-year collective bargaining agreement ending March 31, 2019 with the Union representing 63 employees at the Surrey Distribution Centre.

–	Implemented seamlessly new pension, medical and benefits programs for over 1200 employees as part of the Biron and Rumford acquisition.

Financial:

•	Deliver positive free cash flow results for our Canadian operations and newly acquired U.S. mills in 2015
–	Adjusted EBITDA was $14.0 million and free cash flow was negative $8.1 million, reflecting strong earnings in a quarter that was negatively impacted by significant costs and production outages related to major maintenance, integration costs related to the U.S. mills and transaction costs related to the acquisition.

–	Liquidity decreased by $1.1 million from Q4 2014 due primarily to working capital buildup at our U.S. mills. The U.S. mills stockpile wood through the winter months to deal with the impact of spring break-up and seasonal logging restrictions. There was also a build-up of paper inventory in the first quarter reflecting seasonal sales weakness and strategic growth in service inventory.

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–	Capital expenditures in the current quarter of $10.4 million were primarily invested in profit adding investments and maintenance of business.

•	Realize benefits of $20 million by continuing to drive the OFI program at our Canadian operations, and realize additional benefits of $10 million at our U.S. mills by capturing identified synergies and other operational improvements
–	Implementation of the OFI program at our U.S. mills is on track for both salaried and hourly staff. Continuing to drive improvements at our Canadian mills through the OFI program.
–	We are proceeding with a number of synergistic and operational opportunities that were identified for our U.S. mills, including machine productivity, optimizing the mix, basis weight and distribution of our products, and various cost reduction initiatives.

•	Successfully integrate the Biron and Rumford mills into our organization by completing the transition and separation of services, systems and infrastructure within twelve months, and ensuring that costs related to transition and separation do not exceed US$12 million for the year
–	We continue to work closely with Verso Corporation on a timely stand-up and separation of information systems and infrastructure.
–	We are proactively selecting benefit providers and consultants, adding technical and managerial resources and providing training to ensure timely transition and separation.

•	Powell River revitalization: implement changes that more than offset the lost contribution resulting from the indefinite curtailment of Powell River No. 9 paper machine to ensure the future viability and profitability of the mill’s operations
–	We achieved a step change in machine productivity and cost control at our Powell River mill in the quarter which reflects our heightened focus on operational excellence, opportunities for improvement and lessons learned during the revitalization consultation process. Productivity of our paper machines improved by 4.3% compared to average 2014 productivity.
–	We are ahead of schedule in reducing staff headcount and other streamlining initiatives related to the indefinite curtailment of the Powell River No. 9 paper machine in the fourth quarter of 2014.

•	Mitigate the impact of energy cost rate increases by advancing capital projects under the BC Hydro Power Smart Program, managing the load curtailment program, and by pursuing further cost mitigation initiatives
–	We realized a net benefit of $3.6 million under a load curtailment pilot program that was completed in the quarter, thereby partly mitigating the impact of announced power rate increases.
–	Construction continues on a steam turbine generation project at our Powell River mill under BC Hydro’s Powel Smart Program, with start-up expected on November 1, 2015 and estimated savings in annual energy cost of $5 million.
–	We continue to evaluate the feasibility and relative benefits of other energy projects that will qualify for funding under the Power Smart Program. The program provides funding for 75% of the capital investment required for equipment upgrades to more efficiently harness energy and reduce energy waste.

Commercial:

•	Optimize product offering by harmonizing brands and grades across the five mills and capturing synergies related to freight and customer mix optimization
–	We have determined through market research that the coated paper brands acquired as part of the U.S. mill acquisition have superior market recognition compared to the equivalent Catalyst coated groundwood paper brands. We expect that brand harmonization will result in a heightened ability to capture market growth and pricing.
–	We have identified, and are in the process of implementing, numerous opportunities to optimize storage, distribution and other logistical aspects related to order fulfillment across our five mills that will enhance customer service and significantly reduce our costs.
–	Our strong sales presence in the region, seamless customer service post-acquisition, and purchase of the U.S. paper mills’ specialty paper brands have resulted in high customer retention subsequent to the acquisition of the U.S. paper mills.

•	Achieve product mix improvements for our U.S. mills by increasing Biron’s market share of ultra-lightweight coated paper and increasing Rumford’s market share of coated freesheet and specialty one-sided paper

–	Our market strategy for the Rumford mill is to shift our product mix to higher volumes of coated freesheet and coated one-side papers. We believe this shift is achievable and enabled by Rumford’s competitive cost position, its ability to effectively swing capacity among coated grades and into higher-value products, and our acquisition of legacy brands with strong market presence.

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–	Our market strategy for the Biron mill rests in its ability to produce ultra-lightweight coated offset and rotogravure grades. We believe Biron to be unique in this production capability and well-positioned to serve publication-based customers as they continue to migrate downward in basis weight.

Environmental:

•	Work with community stakeholders to identify and implement strategic initiatives that mutually benefit our mills and the communities they operate in
–	Continue to work with Halalt First Nation to develop potential joint business ventures relating to materials transportation and an energy initiative.

•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors
–	Detailed mill-level environmental performance data are available via GreenBlue’s Environmental Paper Assessment Tool (EPAT).

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CONSOLIDATED RESULTS OF OPERATIONS

Sales

Q1 2015 vs. Q4 2014

Sales revenues increased by 71.2% due to the addition of 173 thousand tonnes of coated paper sales and 15 thousand tonnes of pulp sales in the quarter from the acquisition of the U.S. paper mills, the positive impact of a weaker Canadian dollar, and a significant change to our product mix reflecting the addition of higher priced specialty grades manufactured at the Rumford and Biron mills. These grades include coated freesheet, coated one-sided specialty, and coated groundwood paper. This was partly offset by lower average transaction prices for pulp and paper and lower sales volumes for newsprint and uncoated paper.

Q1 2015 vs. Q1 2014

Sales revenues increased by 75.0% due to additional coated paper and pulp sales, the positive impact of a weaker Canadian dollar, the change to our product mix resulting from the addition of higher priced specialty grades and higher newsprint sales volumes. This was partly offset by lower average transaction prices for pulp and paper and lower sales volumes for uncoated paper.

Adjusted EBITDA and adjusted EBITDA before Restructuring Costs

The following table provides variances between periods for adjusted EBITDA and adjusted EBITDA before restructuring costs:

(In millions of Canadian dollars)	Q4 2014	Q1 2014
Adjusted EBITDA in comparative period [1]	$6.8	$25.7
Restructuring costs	0.5	–
Adjusted EBITDA before restructuring costs in comparative period [1]	7.3	25.7
Paper prices	6.0	(3.5)
Pulp prices	(2.2)	(6.5)
Impact of Canadian dollar	18.2	23.2
Volume and mix	40.3	41.6
Distribution costs	7.8	9.6
Furnish mix and costs	0.9	(7.4)
Power and fuel costs	(1.2)	(3.7)
Labour costs	(36.5)	(33.4)
Maintenance costs	(9.4)	(12.7)
Property tax	(5.9)	(5.9)
Selling, general and administrative costs	(4.5)	(6.6)
Power generation	0.7	0.2
Other, net	(6.9)	(6.0)
Adjusted EBITDA before restructuring costs in Q1 2015 [1]	14.6	14.6
Restructuring costs	(0.6)	(0.6)
Adjusted EBITDA in Q1 2015 [1]	$14.0	$14.0
1	Refer to section 6, Non-GAAP measures.

Operating Earnings (Loss)

Q1 2015 vs. Q4 2014

Operating earnings increased by $20.9 million due to higher adjusted EBITDA of $7.2 million and an impairment write-down in the prior quarter related to the indefinite curtailment of the Powell River No. 9 paper machine of $16.5 million, partly offset by higher depreciation and amortization expense of $2.8 million due to the addition of the U.S. paper mills.

Q1 2015 vs. Q1 2014

Operating earnings decreased by $15.1 million due to lower adjusted EBITDA of $11.7 million and higher depreciation and amortization expense of $3.4 million.

12	CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Earnings (Loss)

Q1 2015 vs. Q4 2014

Net earnings attributable to the company increased by $61.9 million primarily due to higher after-tax operating earnings of $20.9 million, an after-tax bargain purchase gain related to the acquisition of the US paper mills of $39.3 million and an income tax recovery related to the reduction of a valuation allowance and recognition of deferred tax benefits of $25.1 million, partly offset by a higher after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $18.4 million and higher after-tax interest expense of $2.8 million.

Q1 2015 vs. Q1 2014

Net earnings attributable to the company increased by $26.0 million primarily due an after-tax bargain purchase gain related to the acquisition of the U.S. paper mills of $39.3 million and an income tax recovery related to the reduction of a valuation allowance and recognition of deferred tax benefits of $25.1 million, partly offset by lower after-tax operating earnings of $15.1 million, a higher after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $16.4 million, higher after-tax interest expense of $2.6 million and a decrease in other income after-tax of 4.3 million.

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2.	SEGMENTED RESULTS

As of January 1, 2015, we changed our operating segments to reflect our new reporting structure and expanded product range and production capacity resulting from the acquisition of the Biron and Rumford mills on January 7, 2015. Our operating segments, formerly categorized as specialty printing papers, newsprint and pulp, have been expanded to four categories: coated paper, uncoated paper, newsprint, and pulp. We have restated comparative segmented results accordingly.

Coated paper includes coated groundwood, coated freesheet, and coated one-sided specialty paper. We produce coated paper at our Port Alberni, Biron and Rumford mills. Uncoated paper includes uncoated mechanical and directory (lightweight uncoated) paper. We produce uncoated paper primarily at our Powell River and Port Alberni mills, and continue to produce newsprint paper primarily at our Crofton mill.

The pulp segment continues to consist of NBSK pulp that we produce at our Crofton mill. The kraft pulp that we produce at our Rumford mill is used primarily in the production of specialty paper at Rumford, while our Canadian pulp is produced primarily to be marketed and sold into Asia. The revenue and cost related to market pulp produced at Rumford will therefore not be reported under the pulp operating segment, and will be treated as a corporate adjustment outside of our segmented results.

Coated PAPER

	Three months ended March 31,
(In millions of Canadian dollars, except where otherwise stated)	2015	2014	Change
Sales	$244.2	$47.8	$196.4
Operating earnings (loss)	(10.7)	(1.6)	(9.1)
Depreciation and amortization	5.5	1.7	3.8
Adjusted EBITDA [1]	(5.2)	0.1	(5.3)
– before restructuring costs [1]	(5.2)	0.1	(5.3)
Adjusted EBITDA margin [1]	(2.1)%	0.2%	(2.3)%
– before restructuring costs [1]	(2.1)%	0.2%	(2.3)%
(In thousands of tonnes)
Sales	225.9	50.4	175.5
Production	282.3	49.3	233.0
1	Refer to section 6, Non-GAAP measures.

14	CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Segment Overview

North American demand for coated groundwood decreased by 3.1% and for coated free sheet decreased by 4.6% from the first quarter of 2014 due to reduced advertising pages in magazines and a decrease in catalogues being mailed out. Operating rates strengthened due to the impact of capacity reductions that were announced in 2014. The average benchmark prices for coated no. 5 paper increased by 2.8% to US$815 per short ton, and increased for coated no.3 paper by 2.7% to US$907 per short ton compared to the previous quarter.

Operational Performance

The following chart summarizes the operating performance of our coated papers segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q1 2015 vs. Q1 2014

•	Sales volume increased by 175,500 tonnes reflecting the addition of 128 thousand tonnes of coated groundwood, 38 thousand tonnes of coated freesheet and 7 thousand tonnes of coated one-sided specialty with the acquisition of the U.S. paper mills.

•	Average sales revenue increased $133 per tonne due to the positive impact of a weaker Canadian dollar, the addition of higher-priced coated freesheet paper, and higher average transaction prices for coated paper due mostly to recent capacity closures.

•	Average delivered cash costs increased by $157 per tonne reflecting the higher cost to manufacture coated freesheet and coated one-sided specialty paper resulting from higher utilization of kraft, coating and chemicals, the impact of year-over-year electric power rate increases on our Canadian operations, higher wood cost in the region where our U.S. paper mills are located, and the cost impact of a weaker Canadian dollar on freight, coating and chemical costs. Costs were also negatively impacted by the timing of major maintenance work with higher spending in the quarter, and by the incurrence of integration costs.
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Uncoated PAPER

	Three months ended March 31,
(In millions of Canadian dollars, except where otherwise stated)	2015	2014	Change
Sales	$94.3	$105.7	$(11.4)
Operating earnings (loss)	4.2	(1.1)	5.3
Depreciation and amortization	6.4	6.9	(0.5)
Adjusted EBITDA [1]	10.6	5.8	4.8
– before restructuring costs [1]	11.2	5.8	5.4
Adjusted EBITDA margin [1]	11.2%	5.5%	5.7%
– before restructuring costs [1]	11.9%	5.5%	6.4%
(In thousands of tonnes)
Sales	103.0	125.5	(22.5)
Production	110.7	128.5	(17.8)
1	Refer to section 6, Non-GAAP measures.

Segment Overview

North American demand for uncoated mechanical paper decreased by 6.8% compared to the first quarter of 2014 and inventories rose from the prior quarter. The decline for standard uncoated mechanical grades was more pronounced than for high-gloss grades. Standard uncoated mechanical grades continue to be negatively impacted by reduced advertising and page count in the retail sector while the demand for high gloss grades was buoyed by product substitution from coated groundwood into soft-calendered paper. The average benchmark prices for soft-calendered A grade (SC-A) increased 1.9% to US$785 per short ton compared to the previous quarter.

North American directory demand fell 24.0% in Q1 compared to the prior year due to ongoing pressure to reduce or eliminate white pages, smaller books, lower circulation, and the continued migration from printed books to the Internet. The average Q1 directory benchmark price remained flat at US$730 per short ton compared to the previous quarter due to contract pricing and operating rates remaining strong despite declining demand due to continued capacity reduction in the directory marketplace.

16	CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational Performance

The following chart summarizes the operating performance of our uncoated papers segment:

*	Although P9 remains indefinitely curtailed it is not included in our 2015 capacity table.
**	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q1 2015 vs. Q1 2014

•	Sales volume decreased by 22,600 tonnes due to the indefinite curtailment of Powell River No. 9 paper machine in the fourth quarter of 2014.

•	Average sales revenue increased $74 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices.

•	Average delivered cash costs increased by $19 per tonne due to increased cost of fibre, fillers and electric power. Costs were negatively impacted in the quarter by the typical delay in fully eliminating all costs associated with the curtailment of the Powell River No. 9 paper machine.

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Newsprint

	Three months ended March 31,
(In millions of Canadian dollars, except where otherwise stated)	2015	2014	Change
Sales	$58.0	$54.4	$3.6
Operating earnings (loss)	1.4	3.8	(2.4)
Depreciation and amortization	1.5	1.7	(0.2)
Adjusted EBITDA [1]	2.9	5.5	(2.6)
– before restructuring costs [1]	2.9	5.5	(2.6)
Adjusted EBITDA margin [1]	5.0%	10.1%	(5.1)%
– before restructuring costs [1]	5.0%	10.1%	(5.1)%
(In thousands of tonnes)
Sales	81.6	77.6	4.0
Production	83.7	90.6	(6.9)
1	Refer to section 6, Non-GAAP measures.

Segment Overview

Total North American demand for newsprint was down 12.1% in Q1 year over year in part due to lower newspaper print advertising and declining circulation. Inventory levels were higher than the previous quarter and the average Q1 North American newsprint benchmark price declined by 5.0% to US$565 per tonne compared to Q4 2014.

18	CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

*	Although C1 remains indefinitely curtailed it is not included in our 2015 capacity table.
**	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q1 2015 vs. Q1 2014

•	Sales volume increased by 4,000 tonnes primarily due to sales in the prior year being negatively impacted by an extended container truck driver strike at Port Metro Vancouver.

•	Average sales revenue increased $10 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices in the quarter.

•	Average delivered cash costs increased $47 per tonne due primarily to increased cost of freight, fibre, chemicals and electric power.
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Pulp

	Three months ended March 31,
(In millions of Canadian dollars, except where otherwise stated)	2015	2014	Change
Sales	$70.5	$66.0	$4.5
Operating earnings (loss)	7.3	13.7	(6.4)
Depreciation and amortization	0.7	0.6	0.1
Adjusted EBITDA [1]	8.0	14.3	(6.3)
– before restructuring costs [1]	8.0	14.3	(6.3)
Adjusted EBITDA margin [1]	11.3%	21.7%	(10.4)%
– before restructuring costs [1]	11.3%	21.7%	(10.4)%
(In thousands of tonnes)
Sales	84.9	82.2	2.7
Production	80.3	84.4	(4.1)
1	Refer to section 6, Non-GAAP measures
2	Excludes the results related to market pulp produced at our Rumford mill; revenue and cost related to this pulp are included in our results as a corporate adjustment.

Segment Overview

Global NBSK demand declined 2.4% from the first quarter in 2014. The average NBSK benchmark pulp price for China decreased 7.3% to US$663 per tonne quarter over quarter due to weakening demand.

20	CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q1 2015 vs. Q1 2014

•	Sales volume increased by 2,700 tonnes compared to the same quarter last year.

•	Average sales revenue increased $28 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices.

•	Average delivered cash costs increased by $108 per tonne due to higher cost of fibre, chemicals and steam fuel, and higher spending on maintenance and labour due to the timing of major maintenance work with a recovery boiler shut completed at our Crofton mill in the quarter.

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3.	LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

	Three months ended March 31,
(In millions of Canadian dollars, except where otherwise stated)	2015	2014	Change
Cash flows provided (used) by operations before changes in non-cash working capital	$0.5	$16.4	$(15.9)
Changes in non-cash working capital	(21.9)	7.3	(29.2)
Cash flows provided (used) by
Operations	(21.4)	23.7	(45.1)
Investing activities	(83.8)	(25.8)	(58.0)
Financing activities	104.2	(0.1)	104.3
Capital spending	10.4	3.1	7.3
Depreciation and amortization	14.3	10.9	3.4
Capital spending as % of depreciation and amortization	73%	28%	45%
Net debt to net capitalization at March 31[1]	119%	97%	22%
1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholder’s equity attributable to the company and total debt less cash).

Refer to pages 37 to 41 of our 2014 Annual Report for a discussion of the nature and sources of funding for our principal cash requirements.

Operating Activities

Cash flows from operating activities decreased by $45.1 million in Q1 from the same quarter in the previous year, primarily due to a reduction in adjusted EBITDA of $11.7 million and an unfavourable change in non-cash working capital of $21.9 million compared to a favourable change of $7.3 million in Q1 2014. The unfavourable change in non-cash working capital related to an increase in accounts receivable and inventories, partially offset by an increases in accounts payable and accrued liabilities.

Investing Activities

Cash used by investing activities increased by $58.0 million due to the acquisition of the U.S. paper mills for $73.9 million and increased spending on capital additions of $7.3 million, partially offset by an increase in restricted cash of $22.5 million in Q1 2014.

Financing Activities

Cash provided by financing activities in Q1 was $104.2 million compared to $0.1 million cash used in the same quarter last year. Cash provided in the current quarter included a net draw on the ABL Facility of $81.9 million, used in part to acquire the U.S. paper mills, and the issuance of the Offered Notes for proceeds of $23.7 million.

22	CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Resources

Availability on the ABL Facility and total liquidity is summarized in the following table:

	2015	2014
(In millions of Canadian dollars)	Q1	Q4	Q3	Q2	Q1
Borrowing base	$225.0 [1]	$139.6	$139.9	$141.3	$148.2
Letters of credit	(22.0)	(18.4)	(18.6)	(18.5)	(18.6)
Amount drawn, net	(111.3)	(29.4)	(20.0)	(7.8)	(1.3)
Availability [2]	91.7	91.8	101.3	115.0	128.3
Cash on hand	9.9	10.9	9.1	8.2	9.9
Restricted cash	–	–	–	–	22.5
Total liquidity	$101.6	$102.7	$110.4	$123.2	$160.7

1	Borrowing base is reduced by reserves of $1.3 million for pension, $3.2 million for creditor insurance deductibles, $3.0 million for landlord waivers, $1.6 million for employee source deductions, $2.4 million for mark-to-market exposure on our foreign currency revenue hedges and $0.4 million related to WorkSafeBC.
2	Our ABL Facility is subject to certain financial covenants as disclosed in our interim consolidated financial statements for the three months ended March 31, 2015 in note 12, Long-term debt.

On January 7, 2015, the company amended the ABL Facility to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million to finance the acquisition of the Biron paper mill and the Rumford pulp and paper mill for US$62.4 million. Our total liquidity decreased by $59.1 million from the same quarter last year primarily due to working capital buildup at our U.S. mills. The U.S. mills stockpile wood through the winter months to deal with the impact of spring break-up and seasonal logging restrictions. There was also a build-up of paper inventory in the first quarter reflecting seasonal sales weakness and strategic growth in service inventory. Liquidity decreased by $1.1 million compared to the previous quarter.

Due to the changes in the company’s debt for the quarter ended March 31, 2015, scheduled future payments are as follows:

Payments due by period

(In millions of dollars)	2015	2016	2017	2018		2019		Thereafter
Total debt, excluding capital lease obligations	$1.5	$2.0	$456.2	$	─	$	─	$	─
Capital lease obligations	0.8	1.1	2.9		2.6		0.4		─
Operating leases	32.0	7.3	3.4		2.4		0.7		0.2
Interest payments on long-term debt [1]	37.7	37.5	37.0		0.1		─		─
Total	$72.0	$47.9	$499.5		$5.1		$1.1		$0.2

1	Based on 11% cash interest on the 2017 Notes, 6% cash interest on the Term Loan, and drawings on the ABL facility.

At May 12, 2015 the company had 14,527,571 common shares issued and outstanding. Our common shares have no par value and an unlimited number of shares are authorized for future issuance.

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives. Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs.

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For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2014 note 26, Financial instruments. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 25, Fair value measurement, of those statements. Our methods and assumptions for determining the fair value of financial instruments have not changed materially since those used in the preparation of our consolidated financial statements for the year ended December 31, 2014.

At March 31, 2015 the company had foreign currency options and forward contracts with a notional principal of US$85.0 million with major financial institutions. At March 31, 2015 period-end exchange rates, these instruments were reported at their fair value of negative $6.2 million.

The following table reconciles the average spot exchange rate to our effective exchange rate:

US$/CDN$ FOREIGN EXCHANGE

	2015	2014
	Q1	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	0.806	0.881	0.918	0.917	0.906
Average effective rate included in adjusted EBITDA	0.805	0.881	0.918	0.917	0.906
(Favourable)/unfavourable impact of derivatives, other than those designated as effective hedges for accounting purposes, included in other expenses [1]	0.017	0.005	0.007	(0.003)	(0.001)
Foreign exchange (gain)/loss, on working capital balances, included in other expenses [2]	(0.012)	(0.008)	(0.012)	0.010	(0.005)
Average effective rate in net earnings/(loss) before income taxes [3]	0.810	0.878	0.913	0.924	0.900
(In millions of Canadian dollars)
1 Favourable/(unfavourable) impact of derivatives included in other expenses	$(8.0)	$(1.3)	$(1.7)	$0.6	$0.2
2 Foreign exchange gain/(loss) on working capital balances included in other expenses	5.9	1.8	2.8	(2.3)	1.2
3 Excludes foreign exchange gain/(loss) on long term debt and $US interest expense

4.	CONTINGENCIES

Charges Laid Pertaining to Powell River Effluent Releases

On March 12, 2015, charges were laid against us by Environment Canada following two separate incidents that took place at the company’s Powell River operations in September 2012. Both unrelated incidents were caused by unforeseen power failures which led to releases of cooling water and effluent, generally consisting of untreated waste water containing organic matter such as pulverized wood fibres. The company took immediate action to address these incidents when they occurred, and cooperated fully with Environment Canada during its investigations. The company has taken further steps and invested significant resources to prevent these types of incidents from happening again in the future. It is too early to assess the outcome of these charges.

Petition for Imposition of Countervailing Duties on Supercalendered Paper

On February 26, 2015, a petition was submitted on behalf of the Coalition for Fair Paper Imports to the U.S. Department of Commerce and the U.S. International Trade Commission for the imposition of countervailing duties on U.S. imports of supercalendered paper from Canada. Catalyst Paper is one of four Canadian paper exporters who were named in the petition. We are consulting with legal counsel on this matter. At present, we are unable to estimate the likelihood that countervailing duties will be imposed.

24	CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Claim Filed for Partial Refund of Purchase Price Paid

On September 24, 2014, Catalyst Paper filed a Notice of Civil Claim of $30.0 million in the Supreme Court of British Columbia against NS Industries Limited and its parent, Norske Skogindustrier ASA of Norway for the partial refund of the purchase price paid by Catalyst Paper, including interest, for companies purchased under an agreement entered into in 1997. In April, 2015, we reached a confidential settlement with Norske Skogindustrier ASA and discontinued our claim.

Unsuccessful Sales Tax Ruling

On February 4, 2015, the British Columbia Court of Appeal overturned the January 28, 2014, Supreme Court of British Columbia ruling in favour of Catalyst Paper in the company’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from PREI in 2001 through 2010.

5.	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending March 31, 2015:

(In millions of Canadian dollars,	2015	2014				2013
except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales	$479.3	$279.9	$272.0	$285.5	$273.9	$272.1	$268.8	$263.4
Adjusted EBITDA [1]	14.0	6.8	8.0	7.1	25.7	19.1	16.4	(0.6)
Net earnings (loss)	22.2	(39.7)	(22.5)	(6.3)	(3.8)	(95.0)	5.2	(28.0)
Net earnings (loss) per share
– basic and diluted	$1.53	$(2.75)	$(1.55)	$(0.43)	$(0.26)	$(6.55)	$0.36	$(1.93)
1	Refer to section 6, Non-GAAP measures.

Refer to section 1, Overview and highlights, and the discussion on Consolidated results of operations, for details of Q1 2015 results compared to Q4 2014.

6.	NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance and, as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities. These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure. Our non-GAAP measures include adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), adjusted EBITDA before restructuring costs, adjusted EBITDA margin, adjusted EBITDA margin before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow.

Specific items are items that do not arise from the company’s day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management’s control. Specific items include: foreign exchange gain or loss on long-term debt; gain or loss on cancellation of long-term debt; asset-impairment and other closure costs; restructuring costs; unusual non-recurring items; and certain income tax adjustments.

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ADjusted EBITDA and adjusted EBITDA before restructuring costs

Adjusted EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs. Adjusted EBITDA margin and adjusted EBITDA margin before restructuring costs are defined as adjusted EBITDA and adjusted EBITDA before restructuring costs as a percentage of sales.

These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items. These measures are provided to improve comparability between periods by eliminating the impact of financing (interest) and accounting (depreciation) items on our results.

Reconciliation to Net Earnings (Loss):

	2015	2014
(In millions of Canadian dollars)	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	22.2	(72.3)	(39.7)	(22.5)	(6.3)	(3.8)
Depreciation and amortization	14.3	44.6	11.5	11.2	11.0	10.9
Impairment	–	16.5	16.5	–	–	–
Foreign exchange (gain) loss on long-term debt	27.6	24.1	9.2	12.6	(8.9)	11.2
Bargain purchase gain	(39.3)	–	–	–	–	–
Other (income) expense	2.2	(1.2)	–	(2.3)	3.2	(2.1)
Interest expense, net	12.3	35.5	9.0	8.9	8.1	9.5
Income tax expense (recovery)	(25.3)	0.4	0.3	0.1	–	–
Adjusted EBITDA	$14.0	$47.6	$6.8	$8.0	$7.1	$25.7
Restructuring costs
Coated paper	–	–	–	–	–	–
Unoated paper	0.6	0.5	0.5	–	–	–
Newsprint	–	–	–	–	–	–
Pulp	–	–	–	–	–	–
Total restructuring costs	0.6	0.5	0.5	–	–	–
Adjusted EBITDA before restructuring costs	$14.6	$48.1	$7.3	$8.0	$7.1	$25.7

26	CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Earnings (Loss) Before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss):

(In millions of Canadian dollars and after-taxes, except where	2015	2014
otherwise stated)	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	$22.2	$(72.3)	$(39.7)	$(22.5)	$(6.3)	$(3.8)
Specific items:
Foreign exchange loss (gain) on long-term debt	27.6	24.1	9.2	12.6	(8.9)	11.2
Bargain purchase gain	(39.3)	–	–	–	–	–
Reduction of deferred tax asset valuation allowance	(25.1)	–	–	–	–	–
Settlement loss on PIUMP pension liability	–	1.2	–	1.2	–	–
Impairment and other closure costs	–	16.5	16.5	–	–	–
Acquisition costs related to U.S. paper mills	1.4	3.1	3.1	–	–	–
Restructuring costs	0.6	0.5	0.5	–	–	–
Loss (gain) on settlement of debt	–	1.0	–	–	1.9	(0.9)
Net gain on sale of non-core assets	–	(2.4)	–	(2.1)	(0.3)	–
Net earnings (loss) before specific items	$(12.6)	$(28.3)	$(10.4)	$(10.8)	$(13.6)	$6.5
Net earnings (loss) per share in dollars:
As reported	$1.53	$(4.99)	$(2.75)	$(1.55)	$(0.43)	$(0.26)
Before specific items	(0.87)	(1.95)	(0.72)	(0.74)	(0.94)	0.45

CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	27

Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities:

	2015	2014
(In millions of Canadian dollars)	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$(21.4)	$21.3	$3.3	$(8.8)	$3.1	$23.7
Cash provided (used) by investing activities	(83.8)	(19.2)	(9.1)	(1.9)	17.6	(25.8)
Proceeds from the sale of property, plant and equipment and other assets	–	(4.7)	(0.1)	(4.2)	(0.4)	–
Other investing activities	(0.5)	2.0	0.8	0.4	0.6	0.2
Non-cash working capital changes except change in taxes and interest	30.9	(15.9)	(13.0)	13.8	(16.8)	0.1
Other	66.7	(0.7)	5.9	(7.3)	(12.7)	13.4
Free cash flow	$(8.1)	$(17.2)	$(12.2)	$(8.0)	$(8.6)	$11.6

Management’s Calculation of Free Cash Flow:

	2015	2014
(In millions of Canadian dollars)	Q1	Total	Q4	Q3	Q2	Q1
Adjusted EBITDA	$14.0	$47.6	$6.8	$8.0	$7.1	$25.7
Interest expense, excluding amortization	(11.4)	(34.1)	(8.7)	(8.6)	(7.7)	(9.1)
Capital expenditures	(10.4)	(21.9)	(8.4)	(5.7)	(4.7)	(3.1)
Employee future benefits, expense under cash contributions [1]	(0.3)	(8.8)	(1.9)	(1.7)	(3.3)	(1.9)
Free cash flow	$(8.1)	$(17.2)	$(12.2)	$(8.0)	$(8.6)	$11.6
1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain and actual results could differ from estimates.

On an ongoing basis, we review our estimates based upon currently available information. The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 46 to 50 of the company's 2014 Annual Report.

Purchase of U.S. Paper Mills

On January 7, 2015, the company acquired, through a wholly-owned subsidiary, the Biron paper mill located in Wisconsin, U.S. and the Rumford pulp and paper mill located in Maine, for consideration of $73.9 million (US$62.4 million). The acquisition was financed through advances under the company’s ABL Facility, which was amended to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also completed a US$25.0 million offering of its PIK Toggle Senior Notes thereby increasing the principal amount of its outstanding 2017 Notes to US$260.5 million. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million. The acquisition price of US$62.4 million is subject to potential adjustment based on the final statement of net working capital as of January 7, 2015 to be mutually agreed to between Catalyst Paper and Verso Corporation.

28	CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

We account for this business combination using the purchase method and the results of the Biron and Rumford mills have been included in the consolidated earnings of the company since its date of acquisition on January 7, 2015.

In accordance with the requirements of business combination accounting, we determined the net fair value for the acquired U.S. paper mills with the assistance of an independent financial advisor. The net fair value established as of the acquisition date of January 7, 2015 incorporated numerous major assumptions including management’s best estimate of future operating performance, forecasts of future product prices, and a discount rate based on the estimated blended rate of return required by our debt and equity investors.

The consideration is allocated to the assets acquired and liabilities assumed on the basis of their respective preliminary fair values as at January 7, 2015 as follows:

January 7, 2015
Assets acquired:
Accounts receivable	$56.1
Inventories	80.8
Prepaids and other	0.9
Property, plant and equipment	91.7
Long-term assets	0.2
229.7
Liabilities assumed:
Accounts payable and accruals	$66.4
Long-term environmental remedial obligations	5.9
Long-term pension liabilities	11.5
Other long-term liabilities	8.5
Deferred income tax liability	24.2
116.5
Fair value of acquired net assets	$113.2
Consideration paid	$73.9

The excess of the fair value assigned to the net assets acquired over the purchase price, has been recognized in other income as a gain of $39.3 million, net of taxes. The company recognized a gain on the purchase because the federal regulators required the seller to dispose of these assets in order to complete a merger. The company also incurred acquisition related costs which have been recognized in selling, general and administrative expenses of $1.4 million for the three months ended March 31, 2015 and $4.5 million in total.

The amount of sales and net earnings of the U.S. mills included in our consolidated statement of operations from the date of acquisition, through the period ended March 31, 2015, was as follows:

January 7, 2015 to March 31, 2015
Sales	$201.1
Net loss	(17.7)

CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	29

Translation of foreign currencies

The acquired U.S. paper mills are financially and operationally self-sustaining and accordingly, the current rate method has been used for the translation of their financial statements to Canadian dollars upon consolidation. Under this method, the assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate in effect during the period. Exchange gains and losses arising from the current rate method of translation are deferred in accumulated other comprehensive income (loss). Such gains and losses will not be included in the determination of net earnings

8.	CHANGES IN ACCOUNTING POLICIES

There were no new pronouncements issued by the FASB that impacted our consolidated financial statements in Q1 2015.

9.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

In March 2015, FASB issued a new standard on the presentation of debt issuance costs ASU Subtopic 835-30 Interest-Imputation of Interest. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

10.	RISKS AND UNCERTAINTIES

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of aboriginal rights, including unresolved aboriginal land claims in B.C.

In order to address these risks and effectively manage them, we have developed a process for managing risk and the interrelationship between risks and our strategic plan. We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company, and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of our risks and uncertainties can be found on pages 50 to 59 of our 2014 Annual Report.

30	CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

11.	SENSITIVITY ANALYSIS

Our earnings are sensitive to fluctuations in product prices, foreign exchange, energy and fibre costs as described on page 61 of our 2014 Annual Report and summarized in the following table:

(In millions of Canadian dollars, except per share amounts)	Adjusted EBITDA[1]	Net Earnings[2]	Earnings per Share
Product prices [3]
A US$10 per tonne change in the sales price of:
Uncoated Paper	$5	$4	$0.27
Coated Paper	11	8	0.57
Newsprint	4	3	0.21
Pulp	4	3	0.21
Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	10	7	0.47
Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	2	1	0.11
Electricity – direct purchases	8	6	0.41
Coal – direct purchases	2	1	0.11
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	4	3	0.21
Fibre sensitivity [5]
A US$5 per unit change in the price of:
Wood chips (Bdt)	17	12	0.86
1	Refer to section 6, Non-GAAP measures.
2	Based on an expected tax rate of 26%.
3	Based on annualized sales of Q1 2015 and foreign exchange rate of US$0.81.
4	Based on Q1 2015 annualized net cash flows and a movement to US$0.82 from US$0.81 and excluding our hedging program and the impact of the translation of U.S. dollar-denominated debt.
5	Based on Q1 2015 annualized consumption levels and an exchange rate of US$0.81.

12.	OUTLOOK

Economy

The U.S. is expected to continue to lead global economic growth for the balance of 2015. While the relatively strong U.S. economy and weak pricing for commodities in general and oil in particular resulted in a sharp depreciation of the Canadian dollar in the first quarter of 2015, it has strengthened somewhat in recent weeks. Exchange rate volatility will continue to impact our results for the remainder of the year.

Markets

The market for printing and writing papers in North America continues to be under pressure. Competition among both domestic and offshore producers, ongoing electronic substitution and paper conservation moves by publishers contribute to the challenging market conditions. However, demand for higher-value paper grades like coated freesheet and coated one-sided in particular continues to be more robust than demand for paper grades associated with informational content like directory and newsprint.

CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	31

While we expect declining demand to negatively impact operating rates for most paper grades, recent capacity closures should continue to support improved pricing for coated paper. This may be partially offset by imports from Western Europe in response to the strengthening U.S. dollar. Newsprint demand is expected to contract further due to declining circulation, advertising cuts, page count reductions and other conservation measures by publishers. Export markets are expected to remain very competitive as a result of imports from regions with weakening currencies such as Russia, Europe and Australasia.

Compared to Q1 2014, NBSK market shipments were slightly down and prices per tonne were approximately $50 lower. The price spread between hardwood and softwood kraft has narrowed significantly which will result in increased substitution in the Chinese market from hardwood to softwood. NBSK prices have recently stabilized, with global softwood pulp inventories declining by 2 days to 33 days of supply, supporting a moderate recovery in the coming months.

Operations

Second quarter earnings are expected to be negatively impacted by higher power costs for our Canadian operations due to an announced hydroelectricity rate increase, maintenance spending related to a major maintenance shut at our Rumford mill in May, integration costs related to our U.S. paper mills and market curtailment. Our U.S. mills are expected to benefit from warmer weather in the second quarter compared to the negative impact of record cold temperatures in the first quarter on energy, distribution and raw material costs.

Announced market curtailments on our Canadian operations include a seven-day total mill production curtailment at the Powell River mill in May, scheduled to coincide with a power boiler maintenance outage, and a fourteen-day total mill production curtailment at the Port Alberni mill in June, scheduled to coincide with a capital outage to install new equipment on Paper Machine No. 5. The curtailments allow the company to adjust production to customer orders during this period of seasonally low paper demand, and will remove over 18,000 tonnes of specialty paper from the market.

Maintenance spending in the second quarter related to our U.S. operations will include a major maintenance outage at our Rumford mill in May to replace the generating bank of the recovery boiler. Market curtailment will be taken in concert with this maintenance shut on Paper Machine No. 12 for the entire month, Paper Machine No. 15 for 15 days and Paper Machine No. 10 for 11 days. The curtailment will allow the company to bring high paper inventories into balance and will remove approximately 25,000 tonnes of specialty paper from the market.

32	CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table summarizes major planned maintenance shutdown costs and related production downtime for 2015:

	2015
	Q1		Q2		Q3		Q4		Total
Mill Location	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)
Alberni
Other [1]	–	–	–	0.3	–	1.9	–	–	–	2.2
Capital	–	–	1,800	–	–	–	–	–	1,800	–
Boilers	–	–	–	0.2	–	1.5	–	–	–	1.7
Crofton
TMO	–	–	–	–	–	–	2,600	2.8	2,600	2.8
Capital	–	–	–	–	–	–	3,200	–	3,200	–
Pulp	8,500	5.8	–	–	2,100	1.6	6,100	4.8	16,700	12.2
Boilers	–	–	–	–	–	0.2	–	0.3	–	0.5
Powell
Boilers	–	0.4	–	3.0	–	–	–	–	–	3.4
Biron
Capital	3,200	0.4	–	–	–	–	–	–	3,200	0.4
Boilers	–	–	–	–	–	0.8	–	–	–	0.8
Rumford
Pulp	–	–	10,500	5.1	–	–	–	–	10,500	5.1
Boilers	–	–	–	2.8	–	3.3	–	0.1	–	6.2
Total	11,700	6.6	12,300	11.4	2,100	9.3	11,900	8.0	38,000	35.3

The Crofton No. 1 and Powell River No. 9 paper machines will continue to be indefinitely curtailed in 2015.

Capital spending is expected to be approximately $30 million in 2015.

Liquidity, Debt Maturities and Covenants

We do not currently anticipate any significant uses of cash in Q2 other than for our operations, working capital fluctuations, interest payments, integration costs and pension funding contributions.

13.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A summary of our regulatory requirements for the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 65 of our 2014 Annual Report. Based on an evaluation of the design and operation of the company’s disclosure controls and procedures conducted under the supervision and with the participation of management, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures (as defined in Canada under National Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), were effective as at December 31, 2014.

We did not make any changes in internal controls over financial reporting during the most recent three month period ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors. The Board of Directors has read and approved this MD&A.

CATALYST PAPER 2015 FIRST QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	33

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETs

	March 31,	December 31,
(Unaudited and in millions of Canadian dollars)	2015	2014

Assets
Current assets
Cash and cash equivalents	$9.9	$10.9
Accounts receivable (note 6)	186.2	110.9
Inventories (note 7)	286.8	155.5
Prepaids and other (note 8)	9.1	4.6
Assets held for sale (note 5)	1.5	1.5
	493.5	283.4
Property, plant and equipment (note 9)	473.3	379.3
Other assets (note 10)	6.1	6.0
	$972.9	$668.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 11)	$255.0	$137.3
Current portion of long-term debt (note 12)	3.0	3.0
	258.0	140.3
Long-term debt (note 12)	459.1	326.1
Employee future benefits (note 13)	293.7	282.4
Other long-term obligations (note 14)	32.7	15.5
Deferred income tax liability (note 16)	0.8	–
	1,044.3	764.3
Deficiency
Shareholders’ deficiency
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,527,571 shares (December 31, 2014 – 14,527,571 shares)	144.9	144.9
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–
Deficit	(212.9)	(235.1)
Accumulated other comprehensive loss	(3.4)	(5.4)
	(71.4)	(95.6)
	$972.9	$668.7

Contingencies (note 19)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

On behalf of the Board:

Joe Nemeth	Walter Jones
Director	Director

34	CATALYST PAPER 2015 FIRST QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Three months ended March 31,
(Unaudited and in millions of Canadian dollars, except where otherwise stated)	2015	2014
Sales	$479.3	$273.9
Operating expenses
Cost of sales, excluding depreciation and amortization	449.8	240.1
Depreciation and amortization	14.3	10.9
Selling, general and administrative	14.9	8.1
Restructuring	0.6	–
	479.6	259.1
Operating earnings (loss)	(0.3)	14.8
Interest expense, net	(12.3)	(9.5)
Foreign exchange loss on long-term debt	(27.6)	(11.2)
Other income, net (note 15)	37.1	2.1
Loss before income taxes	(3.1)	(3.8)
Income tax recovery (note 16)	(25.3)	–
Net earnings (loss)	$22.2	$(3.8)
Basic and diluted net gain (loss) per share (in dollars)	$1.53	$(0.26)
Weighted average number of company common shares outstanding (in millions)	14.5	14.5

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2015 FIRST QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	35

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three months ended March 31,
(Unaudited and in millions of Canadian dollars)	2015	2014
Net earnings (loss)	$22.2	$(3.8)
Other comprehensive income (loss), net of tax (expense) recovery:
Reclassification of amortization of employee future benefits
Gross amount	0.1	(0.1)
Tax (expense) recovery	–	–
Net amount	0.1	(0.1)
Foreign currency translation adjustments
Gross amount	1.9	–
Tax recovery	–	–
Net amount	1.9	–
Other comprehensive income (loss), net of tax	2.0	(0.1)
Comprehensive income (loss)	$24.2	$(3.9)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

36	CATALYST PAPER 2015 FIRST QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF Equity (DEFICIENCY)

	Equity (deficiency) attributable to the company
	Common stock
(Unaudited and in millions of Canadian dollars)	Number of shares	$	Deficit	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2013	14,527,571	$144.9	$(162.8)	$30.8	$12.9
Net loss	–	–	(72.3)	–	(72.3)
Other comprehensive loss, net of tax	–	–	–	(36.2)	(36.2)
Balance as at December 31, 2014	14,527,571	$144.9	$(235.1)	$(5.4)	$(95.6)
Net earnings	–	–	22.2	–	22.2
Other comprehensive income, net of tax	–	–	–	2.0	2.0
Balance as at March 31, 2015	14,527,571	$144.9	$(212.9)	$(3.4)	$(71.4)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2015 FIRST QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	37

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(Unaudited and in millions of Canadian dollars)	2015	2014
Cash flows provided (used) by:
Operations
Net earnings (loss)	$22.2	$(3.8)
Items not requiring (providing) cash
Depreciation and amortization	14.3	10.9
Foreign exchange loss on long-term debt	27.6	11.2
Deferred income taxes	(25.1)	–
Employee future benefits, expense under cash contributions	(0.3)	(1.9)
Increase in other long-term obligations	2.1	0.5
Gain on purchase of U.S. mills (note 4)	(39.3)	–
Gain on purchase of senior secured notes	–	(0.9)
Other	(1.0)	0.4
Changes in non-cash working capital
Accounts receivable	(19.0)	(2.1)
Inventories	(50.4)	(6.6)
Prepaids and other	(3.7)	0.3
Accounts payable and accrued liabilities	51.2	15.7
Cash flows provided (used) by operating activities	$(21.4)	$23.7

Investing
Additions to property, plant and equipment	(10.4)	(3.1)
Increase in restricted cash	–	(22.5)
(Increase) decrease in other assets	0.5	(0.2)
Purchase of U.S. mills (note 4)	(73.9)	–
Cash flows used by investing activities	$(83.8)	$(25.8)

Financing
Increase (decrease) in revolving loan (note 12)	81.9	(9.3)
Proceeds on issuance of senior secured notes (note 12)	23.7	20.0
Repayments on secured term loan	(0.5)	–
Purchase of long-term debt	–	(9.5)
Deferred financing costs (note 12)	(0.8)	(1.0)
Decrease in other long-term debt	(0.1)	(0.3)
Cash flows provided (used) by financing activities	$104.2	$(0.1)
Cash and cash equivalents, decrease in the period	(1.0)	(2.2)
Cash and cash equivalents, beginning of the period	10.9	12.1
Cash and cash equivalents, end of the period	$9.9	$9.9
Supplemental disclosures:
Income taxes paid	$0.5	$–
Net interest paid	11.4	9.1

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

38	CATALYST PAPER 2015 FIRST QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BUSINESS SEGMENTS

(Unaudited and in millions of Canadian dollars)

Three months ended March 31, 2015	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other[1]	Total
Sales to external customers	$244.2	$94.3	$58.0	$70.5	$12.3	$479.3
Inter-segment sales	–	–	–	6.8	(6.8)	–
Depreciation and amortization	5.5	6.4	1.5	0.7	0.2	14.3
Restructuring	–	0.6	–	–	–	0.6
Operating earnings (loss)	(10.7)	4.2	1.4	7.3	(2.5)	(0.3)
Additions to property, plant and equipment	3.6	0.3	4.2	2.0	0.3	10.4

1	Other includes sales, costs and capital additions related to market pulp produced at the Rumford mill.

Three months ended March 31, 2014	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other	Total
Sales to external customers	$47.8	$105.7	$54.4	$66.0	$–	$273.9
Inter-segment sales	–	–	–	8.0	(8.0)	–
Depreciation and amortization	1.7	6.9	1.7	0.6	–	10.9
Operating earnings (loss)	(1.6)	(1.1)	3.8	13.7	–	14.8
Additions to property, plant and equipment	0.9	1.1	0.6	0.5	–	3.1

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2015 FIRST QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	39

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

40	CATALYST PAPER 2015 FIRST QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The consolidated financial statements include the accounts of Catalyst Paper Corporation and, from their respective dates of acquisition of control or formation, its wholly owned subsidiaries and controlled partnerships (collectively, the company). All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), on a basis consistent with those followed in the December 31, 2014 audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2014 audited consolidated financial statements and the notes thereto. In the opinion of the company, the unaudited interim consolidated financial statements contained herein contain all the information, note disclosures and adjustments, consisting solely of normal recurring adjustments, necessary to fairly present the results of the interim periods included. The results for the periods included herein may not be indicative of the results for the entire year.

2.	Segmented Information

The company is the largest producer of mechanical printing papers in western North America. As of January 1, 2015, we changed our operating segments to reflect our new reporting structure and expanded product range and production capacity resulting from the acquisition of the Biron and Rumford mills on January 7, 2015 (see note 4, Purchase of U.S. Paper Mills). Our operating segments, formerly categorized as specialty printing papers, newsprint and pulp, have been expanded to four categories:

Coated paper	– Manufacture and sale of coated free sheet, coated groundwood and one-sided specialty coated paper.
Uncoated paper	– Manufacture and sale of uncoated mechanical and directory printing papers
Newsprint	– Manufacture and sale of newsprint
Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (NBSK)

We have restated comparative segmented results accordingly.

The company owns and operates five manufacturing facilities, three in the province of British Columbia (B.C.), Canada, one in Rumford, Maine, U.S. and one in Biron, Wisconsin, U.S. The primary market for the company’s paper products is North America. The primary markets for the company’s pulp products are Asia and Australasia.

3.	Significant Accounting Policies

Recently implemented accounting changes

There were no new pronouncements issued by the Financial Accounting Standards Board (FASB) that impacted our consolidated financial statements in Q1 2015.

Recently implemented accounting standards

Translation of foreign currencies

On January 7, 2015, the company’s foreign subsidiary acquired the assets of the Biron and Rumford paper mills in Wisconsin and Maine, respectively. As a result, the company has a foreign subsidiary that is considered to be integrated within its foreign jurisdiction, and accordingly, uses the U.S. dollar as its functional currency. Foreign exchange gains and losses arising from the translation of the foreign subsidiary’s accounts into Canadian dollars (CDN$) are reported as a component of other comprehensive income (loss).

Changes in future accounting standards

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

CATALYST PAPER 2015 FIRST QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	41

In March 2015, FASB issued a new standard on the presentation of debt issuance costs ASU Subtopic 835-30 Interest-Imputation of Interest. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

4.	PURCHASE of U.S. PAPER MILLS

On January 7, 2015, the company acquired, through a wholly owned subsidiary, the Biron paper mill located in Wisconsin, U.S. and the Rumford pulp and paper mill located in Maine, U.S. for consideration of $73.9 million (US$62.4 million). The acquisition was financed through advances under the company’s ABL Facility, which was amended to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also completed a US$25.0 million offering of its PIK Toggle Senior Notes (“Offered Notes”) thereby increasing the principal amount of its outstanding 2017 Notes to $260.5 million. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million. The acquisition price of US$62.4 million is subject to potential adjustment based on the final statement of net working capital as of January 7, 2015 to be mutually agreed to between Catalyst Paper and Verso Corporation.

We account for this business combination using the acquisition method and the results of the Biron and Rumford mills have been included in the consolidated earnings of the company since its date of acquisition on January 7, 2015.

Fair value valuation

We engaged an independent financial advisor to assist us in the determination of the fair value of the purchased assets and assumed liabilities. The fair value was estimated using three valuation methods: (i) discounted cash flow analysis (DCF), (ii) guideline public company multiples analysis, and (iii) precedent transactions analysis. The fair value was determined primarily based on the DCF analysis.

The DCF analysis determines the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. The company’s discount rate, defined as the blended rate of return required by debt and equity investors, was estimated to be 13%. Expected future cash flows were based on unlevered after-tax free cash flows, a five-year projection period, and an estimated value beyond the projection period known as a terminal value. Cash flow projections incorporated various assumptions, including future product sales prices based on independent, published market forecasts and future cost trends based on the company’s operating history. The fair value of the assets purchased and liabilities assumed calculated using the DCF analysis was $137.5 million (US$116.0 million).

The guideline public company multiples analysis estimates the value of the assets and liabilities based on a relative comparison with other publicly traded companies with similar operating and financial characteristics. Under this valuation methodology, the enterprise values the assets and liabilities of these publicly traded companies. The implied multiple as of January 7, 2015 was estimated to be 4.4 X 2015 projected EBITDA and 5.7 X 2015 projected EBITDA for the Biron mill and Rumford mill, respectively.

The precedent transactions analysis estimates fair value based on a relative comparison with transactions in the forestry industry and speciality paper making industry, over the most recent two years to the acquisition date. Based on the transactions identified and reviewed, the implied fair value/production capacity multiple as of January 7, 2015 was US$136 per ton and US$112 per ton for the Biron mill and Rumford mill, respectively.

Allocation of purchase price to assets and liabilities

The fair value of the purchased assets and assumed liabilities was assigned to assets and liabilities in accordance with the acquisition method of accounting for business combinations, which requires recording assets and liabilities other than deferred income taxes and pension and OPEB projected benefit obligations be initially recorded at their fair value. The amount of deferred income taxes for the purchased assets and assumed liabilities was determined in accordance with FASB ASC 740. See note 16, Income taxes, for additional information.

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Fair value estimates were based on the following approaches:

•	Inventories: Fair value of finished goods inventories was based on estimated selling prices less selling costs, shipping costs and a seller’s profit allowance. The fair values of raw materials and work in process inventories were estimated to approximate their carrying values. The fair value of mill stores and other supplies inventories was based on replacement cost for high-turnover items and on replacement cost less economic obsolescence for low-turnover items.

•	Fixed assets: Fair value of construction in progress was estimated to approximate carrying value. The fair value of land was based on the most recent property tax assessments. The fair value of other fixed assets was based on the cost valuation method and the income valuation method. The cost valuation method estimates fair value based on the estimated replacement cost of an asset, adjusted for various factors including physical deterioration, technological obsolescence, economic life, and significant maintenance or betterment projects expected in the foreseeable future and the income valuation method estimates fair value based on a DCF analysis.

•	All other assets and liabilities assumed were recorded at the book value on the date of acquisition, which approximate fair value.

The consideration is allocated to the assets acquired and liabilities assumed on the basis of their respective preliminary fair values as at January 7, 2015 as follows:

January 7, 2015
Assets acquired:
Accounts receivable	$56.1
Inventories	80.8
Prepaids and other	0.9
Property, plant and equipment	91.7
Long-term assets	0.2
229.7
Liabilities assumed:
Accounts payable and accruals	$66.4
Long-term environmental remedial obligations	5.9
Long-term pension liabilities	11.5
Other long-term liabilities	8.5
Deferred income tax liability	24.2
116.5
Fair value of acquired net assets	$113.2
Consideration paid	$73.9

The excess of the fair value assigned to the net assets acquired over the purchase price, has been recognized in other income as a gain of $39.3 million, net of taxes. The company recognized a gain on the purchase because the federal regulators required the seller to dispose of these assets in order to complete a merger. The company also incurred acquisition related costs which have been recognized in selling, general and administrative expenses of $1.4 million for the three months ended March 31, 2015 and $4.5 million in total.

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The amount of sales and net earnings of the US mills included in our consolidated statement of operations from the date of acquisition, through the period ended March 31, 2015, was as follows:

January 7, 2015 to March 31, 2015
Sales	$201.1
Net loss	(17.7)

The mills are financially and operationally self-sustaining and accordingly, the current rate method has been used for the translation of its financial statements to Canadian dollars upon consolidation.

5.	ASSETS HELD FOR SALE

A summary of major classes of assets classified as held for sale is as follows:

	March 31, 2015	December 31, 2014
Property, plant and equipment	$1.5	$1.5
	$1.5	$1.5

The company continues to actively market the remaining poplar plantation land. These assets were reported as held for sale in the consolidated balance sheet as of March 31, 2015.

6.	ACCOUNTS RECEIVABLE

The components of accounts receivable were as follows:

	March 31, 2015	December 31, 2014
Trade receivables	$173.8	$102.1
Less: allowance for doubtful accounts	(4.1)	(2.3)
	169.7	99.8
Sales taxes receivable	2.9	5.9
Other receivables	13.6	5.2
	$186.2	$110.9

Accounts receivable are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

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7.	Inventories

The components of inventories were as follows:

	March 31, 2015	December 31, 2014
Finished goods
Coated paper	$71.2	$12.2
Uncoated paper	31.6	24.7
Newsprint	15.2	13.5
Pulp	2.6	3.4
Total finished goods	120.6	53.8
Work-in-progress	2.3	1.0
Raw materials – wood chips, pulp logs and other	60.5	24.8
Operating and maintenance supplies and spare parts	103.4	75.9
	$286.8	$155.5

At March 31, 2015, the company had applied write-downs of $0.6 to finished goods inventory (December 31, 2014 – $0.6 million) and $nil to raw materials inventory (December 31, 2014 – $0.2 million).

Inventories are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

8.	Prepaids and other

The components of prepaids and other were as follows:

	March 31, 2015	December 31, 2014
Property taxes, insurance and licenses	$4.8	$3.1
Other	4.3	1.5
	$9.1	$4.6

Prepaids and other assets are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

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9.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were as follows:

	March 31, 2015	December 31, 2014
Cost	$631.2	$522.8
Accumulated depreciation, amortization and impairment	157.9	143.5
Net book value	$473.3	$379.3

Additions to property, plant and equipment were as follows:

	Three months ended March 31,
	2015	2014
Biron Mill	$0.7	$–
Crofton Mill	3.0	1.2
Port Alberni Mill	1.3	0.9
Powell River Mill	3.1	1.0
Rumford Mill	2.3	–
	$10.4	$3.1

Property, plant and equipment are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

10.	Other assets

The components of other assets were as follows:

	March 31, 2015	December 31, 2014
Deferred financing costs	$4.5	$3.1
Deferred charges and other	1.6	2.9
	$6.1	$6.0

Other assets are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

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11.	Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities are were follows:

	March 31, 2015	December 31, 2014
Trade payables	$146.2	$76.0
Accrued payroll and related liabilities	48.2	27.5
Accrued interest	15.0	5.3
Accrued benefit obligation – pension plan (note 13)	8.2	8.2
Accrued benefit obligation – other employee future benefit plans (note 13)	6.5	6.5
Derivative liabilities	6.2	2.0
Property taxes	3.4	–
Accrued workers’ compensation costs	2.9	–
Payables related to capital projects	2.7	3.8
Environmental and remedial	0.9	0.9
Other	14.8	7.1
	$255.0	$137.3

12.	Long-term debt

The components of long-term debt were as follows:

	March 31, 2015	December 31, 2014
Term loan, due July 2017	$18.0	$18.5
Senior secured notes, 11.0% due October 2017 (US$260.5 million; December 31, 2014 – US$235.5 million)	325.0	273.1
	343.0	291.6
Revolving asset based loan facility of up to $225.0 million (December 31, 2014 - $175.0 million) due July 2017	111.3	29.4
Capital lease obligations	7.8	8.1
Total debt	462.1	329.1
Less: current portion	(3.0)	(3.0)
Total long-term debt	$459.1	$326.1

2015

On January 7, 2015, the company amended the asset based loan facility (ABL Facility) to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million to finance the acquisition of the Biron paper mill and the Rumford pulp and paper mill. The company also completed an offering of US$25.0 million of PIK Toggle Senior Secured Notes (“Offered Notes”) due 2017. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million to be used to finance part of the costs associated with the acquisition. See note 4, Purchase of U.S. Paper Mills.

2014

In September 2014, the company entered into five capital leases on equipment. The company recognized a capital lease obligation of $3.1 million as at September 30, 2014 with respect to these leases.

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On June 27, 2014, the company allowed the lease on three barges to terminate and exercised the option to purchase the assets. The company recorded a loss of $0.1 million in other income on the settlement of the capital lease obligation and reduced future capital lease payments by $1.3 million.

On March 27, 2014, the company purchased US$9.5 million of its PIK Toggle Senior Secured Notes due 2017 (2017 Notes) for cash consideration of $10.0 million that included $0.5 million of interest expense and recorded a gain of $0.9 million on the settlement of this debt. On April 1, 2014, the company purchased US$5.0 million of its 2017 Notes for cash consideration of $5.2 million that included $0.3 million of interest expense and recorded a gain of $0.5 million on the settlement of the debt.

On March 20, 2014, the company secured a $20.0 million term loan (Term Loan) that matures on July 31, 2017. The Term Loan bears interest, payable monthly at the Canadian Prime Rate plus 3%. The Term Loan provides for principal repayments of $0.5 million each quarter and can be prepaid in whole or in part at any time without premium. The Term Loan was provided by the same lenders who participate in our asset based loan facility (ABL Facility) and is secured by a senior charge on the assets of the company and its subsidiaries that secures the 2017 Notes. On April 19, 2014, the company used the proceeds from the Term Loan to redeem the remaining US$19.4 million Floating Rate Notes due 2016 for cash consideration of $22.4 million, including $0.6 million in interest expense. A loss of $2.4 million arising from the settlement transaction was recognized in other income. The completion of the Term Loan and redemption of the Floating Rate Notes resulted in a net reduction to secured debt of approximately US$1.4 million.

The indentures governing the company’s Term Loan and 2017 Notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.

The Term Loan is secured by a first charge on substantially all of the fixed assets and real property of the company that ranks senior to the lien securing the 2017 Notes. The Term Loan is also secured by a second charge over the company’s current assets. Collateral provided on the 2017 Notes consists of a charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Term Loan, and (ii) the ABL Charge Collateral, as described below (2017 Notes Charge Collateral), and a charge on the senior collateral charge on the Term Loan and the ABL Charge Collateral. The indentures governing the Term Loan and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company’s fixed charge coverage ratio is below 2.0:1.0 for the 2017 Notes and is at or below 1.0:1.0 for the Term Loan. The company’s fixed charge coverage ratio under the 2017 Notes, calculated on a 12-month trailing average, was 0.7:1.0 at March 31, 2015 (December 31, 2014 – 1.1:1.0) and under the Term Loan was 0.4:1.0 at March 31, 2015 (December 31, 2014 – 0.6:1.0).

The company cannot make any restricted payments including paying any dividends, except to the extent the balance in its restricted payments basket is positive. The restricted payments basket under the 2017 Notes was negative $86.4 million as at March 31, 2015 (December 31, 2014 – negative $75.8 million).

The security for the ABL Facility consists of a charge on accounts receivable, inventory and cash of the company (ABL Charge Collateral) and a charge on the 2017 Notes Charge Collateral. The interest rate on the ABL Facility is determined by the current market rate for that type of loan in addition to a spread that is based on the average availability for the prior fiscal quarter. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base at March 31, 2015, is reduced by reserves for a landlord waiver reserve in respect of rent of approximately $3.0 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.3 million, a reserve for credit insurance deductibles of $3.2 million, a reserve of $1.6 million for employee source deductions, a reserve for negative mark-to-market for foreign currency exposure of $2.4 million and a reserve for workers compensation of $0.4 million. On March 31, 2015 the company had $91.7 million available under the ABL Facility after deducting outstanding drawings of $111.3 million and outstanding letters of credit of $22.0 million, before potential application of the springing fixed charge coverage ratio.

The company was in compliance with its covenants under the ABL Facility and under each of the indentures governing its outstanding senior notes on March 31, 2015.

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Due to the changes in the company’s debt for the three months ended March 31, 2015, scheduled total debt repayments are as follows:

Recourse debt
2015	$2.3
2016	3.1
2017	459.1
2018	2.6
2019	0.4
$467.5

The company’s long-term debt is recorded at amortized cost. The following table contains information about management’s best estimate of the fair value of the company’s debt:

	March 31, 2015		December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Total debt	$462.1	$439.4	$329.1	$313.1

The fair value of the company’s long-term debt related to its senior notes is determined based on quoted market prices of identical debt instruments (level 1 fair value measurement). The fair value of the company’s debt related to the ABL Facility is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity (level 2 fair value measurements). In measuring fair value, the company incorporates credit valuation adjustments to reflect its own non-performance risk, where applicable.

13.	EMPLOYEE FUTURE BENEFITS

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment. Effective January 1, 2010, employees in the defined benefit plan ceased to accrue benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan. The company also maintains pension benefits for former hourly employees that are not covered by union pension plans. Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

The company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to employees. A description of changes to pension and other benefit plans can be found on pages 95 to 104 of the company’s 2014 Annual Report.

Employees hired pursuant to the purchase of the U.S. mills (note 4, Purchase of US Paper Mills) continue to be covered under the employee future benefit plans that existed prior to acquisition. Pension plans include defined benefit and defined contribution segments. The defined benefit plan is available to hourly employees hired before 2013. The defined contribution segment consists of a 401k plan and a profit share plan and are available to salaried and hourly employees.

For the three months ended March 31, 2015, the company incurred total post-retirement benefit costs of $8.0 million (three months ended March 31, 2014 – $5.3 million).

For the three months ended March 31, 2015, the company contributed $9.2 million (three months ended March 31, 2014 - $7.3 million) for employee future benefits which included cash contributed to the company’s funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributions to its defined contribution plans and cash contributed to its multi-employer industry-wide pension plans.

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Components of net periodic benefit cost recognized in the period were as follows:

	Three months ended March 31,
Pension benefit plans	2015	2014
Defined benefit plan
Service cost for the period	$1.2	$0.3
Interest cost	3.1	3.4
Expected return on assets	(3.2)	(3.1)
Amortization of unrecognized items:
Actuarial gains	–	(0.1)
	1.1	0.5
Defined contribution plan
Service cost for the period	2.5	0.6
Multi-employer industry-wide pension plan service cost for the period	2.1	2.1
Net periodic benefit cost for pension benefit plans	$5.7	$3.2

	Three months ended March 31,
Other post-retirement benefit plans	2015	2014
Service cost for the period	$0.6	$0.4
Interest cost	1.7	1.7
Net periodic benefit cost for other benefit plans	$2.3	$2.1

14.	Other long-term obligations

The components of other long-term obligations were as follows:

	March 31, 2015	December 31, 2014
Environmental and remedial	$10.6	$4.2
Snowflake union pension liability	10.9	10.1
Accrued workers’ compensation costs	9.4	–
Other	1.8	1.2
	$32.7	$15.5

As part of the purchase of the Biron and Rumford mills, the company assumed an asset retirement obligation associated with the Rumford landfill and a liability related to workers’ compensation costs. See note 4, Purchase of U.S. Paper Mills, for detailed discussion of purchase.

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15. OTHER INCOME, NET

The components of other income, net were as follows:

	Three months ended March 31,
	2015	2014
Loss on derivative financial instruments	$(8.0)	$(0.1)
Foreign exchange gain on working capital balances	5.9	1.2
Gain on purchase of U.S. mills (note 4)	39.3	–
Gain on purchase of senior secured notes	–	0.9
Other	(0.1)	0.1
	$37.1	$2.1

16.	INCOME TAXES

As part of the determination of the preliminary fair value of the assets acquired and liabilities assumed on the purchase of the U.S. mills on January 7, 2015, the company recognized a $24.2 million deferred tax liability. See note 4, Purchase of US Paper Mills for further discussion. As a result, the company was able to recognize the future tax benefit of U.S. tax losses in the quarter and the reversal of the valuation allowance on deductible temporary differences of prior years.

As at March 31, 2015, the company has a valuation allowance on its deferred tax assets of $253.2 million (December 31, 2014 - $272.0 million). The effective rate for the quarter ended March 31, 2015 was 802.0% which was impacted by the recognition of the tax benefit of the losses and the reversal of the valuation allowance. A description of the company’s income taxes can be found on pages 105 to 107 of the company’s 2014 Annual Report.

17.	Fair value measurement

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value.

Level 1

Quoted prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

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Level 3

Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The following table presents information about the fair value of the company’s derivative financial instruments measured at fair value on a recurring basis:

	March 31, 2015	December 31, 2014	Fair value hierarchy		Balance sheet classification
Liabilities
Currency contracts	$6.2	$1.9	2	(1)	Accounts payable and accrued liabilities
Commodity contracts	$–	$0.1	2	(2)	Accounts payable and accrued liabilities

Fair value of the company’s derivatives are classified under Level 2 as they are measured as follows:

1	The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.
2	The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market future rates. The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

The fair value of the company’s long-term debt and level within the fair value hierarchy is disclosed in note 12.

The following table presents information about the effects of the company’s derivative financial instruments not designated as hedging instruments on the company’s consolidated financial statements for the three months ended March 31:

	March 31, 2015	March 31, 2014	Classification on statements of earnings (loss)
Currency contracts related to revenue hedges	$(8.0)	$0.2	Other income, net
Commodity swap contracts related to pulp hedges	–	(0.3)	Other income, net
	$(8.0)	$(0.1)

The carrying value of the company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

18.	Financial instruments

(a)	Financial Risk Management

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Financial instruments of the company also include derivatives which the company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk. A summary of the company’s financial risk management objectives can be found on page 112 to 115 of the company’s 2014 Annual Report.

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The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing businesses and paper manufacturing businesses. Aging of receivables were as follows:

	March 31, 2015	December 31, 2014
Trade receivables
Current	$153.9	$88.6
Past due 1-30 days	10.1	2.9
Past due 31-90 days	1.1	1.1
Past due over 90 days	8.7	9.5
	173.8	102.1
Allowance for doubtful accounts	(4.1)	(2.3)
Trade receivables, net	169.7	99.8
Other receivables, including sales tax recoverables	16.5	11.1
Accounts receivable (note 6)	$186.2	$110.9

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	March 31, 2015	December 31, 2014
Balance, beginning of period	$2.3	$1.8
Increase in provision	1.8	0.5
Balance, end of period	$4.1	$2.3

(b)	Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call
Term	Notional amount	Average rate US$/CDN$	Notional amount	Average rate US$/CDN$
As at March 31, 2015
0 to 8 months	$85.0	0.8841	$85.0	0.8265

At period-end exchange rates, the net amount the company would incur to settle the above contracts and options is $6.2 million (December 31, 2014 - $2.0 million). At March 31, 2015, purchased U.S. dollar put options and sold US dollar call options are marked to market, and the related gains and losses are recognized in other income.

At March 31, 2015, the company did not have any commodity swap agreements or commodity options outstanding.

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19.	CONTINGENCIES

Charges Laid Pertaining to Powell River Effluent Releases

On March 12, 2015, charges were laid against us by Environment Canada following two separate incidents that took place at the company’s Powell River operations in September 2012. Both unrelated incidents were caused by unforeseen power failures which led to releases of cooling water and effluent, generally consisting of untreated waste water containing organic matter such as pulverized wood fibres. The company took immediate action to address these incidents when they occurred, and cooperated fully with Environment Canada during its investigations. The company has taken further steps and invested significant resources to prevent these types of incidents from happening again in the future. It is too early to assess the outcome of these charges.

Petition for Imposition of Countervailing Duties on Supercalendered Paper

On February 26, 2015, a petition was submitted on behalf of the Coalition for Fair Paper Imports to the U.S. Department of Commerce and the U.S. International Trade Commission for the imposition of countervailing duties on U.S. imports of supercalendered paper from Canada. Catalyst Paper is one of four Canadian paper exporters who were named in the petition. The company is consulting with legal counsel on this matter. At present, the company is unable to estimate the likelihood that countervailing duties will be imposed.

Claim Filed for Partial Refund of Purchase Price Paid

On September 24, 2014, Catalyst Paper filed a Notice of Civil Claim of $30.0 million in the Supreme Court of British Columbia against NS Industries Limited and its parent, Norske Skogindustrier ASA of Norway for the partial refund of the purchase price paid by Catalyst Paper, including interest, for companies purchased under an agreement entered into in 1997. In April, 2015 we reached a confidential settlement with Norske Skogindustrier ASA and discontinued our claim.

These contingencies have not been accrued for in the financial results of the company as of March 31, 2015.

20.	COMPARATIVE FIGURES

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

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